Exhibit 99.2

UNITED UTILITIES PLC

TOTAL VOTING RIGHTS

30 May 2007

In accordance with Disclosure and Transparency Rule 5.6.1 we hereby notify the market that at 30 May 2007 the issued share capital of the company is 880,032,591 ordinary shares of £1.00 each with voting rights. No shares are held in Treasury. Therefore, the total number of voting rights in United Utilities PLC is 880,032,591.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, United Utilities PLC under the FSA's Disclosure and Transparency Rules.

Further information can be obtained from Paul Davies, Acting Company Secretary + 44 1 925 237051.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.